One Financial Way

Cincinnati, Ohio 45242

Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

November 21, 2019

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On September 13, 2019, Ohio National Fund, Inc. (the “Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 89 (the “Amendment”) to the Registrant’s Registration Statement. On October 30, 2019, you provided oral comments to the Amendment to Angela Fontanini of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. For all of the Fund’s index portfolios, clarify whether each Portfolio is tracking an index by replicating or sampling the index. Also, clarify how the index is weighted, how often rebalancing and reconstitution occur and the number of securities each Portfolio expects to hold.

Response. The Registrant refers to its responses to Comments 13, 23 and 25.

Cover Page

Comment 2. If the Registrant plans to rely on Rule 30e-3 to deliver shareholder reports electronically, please add the disclosures required by Rule 498(e)(1)(7) of the Securities Act of 1933.

Response. The Registrant is not intending to rely on Rule 30e-3 because the insurance company, as intermediary, will be relying on Rule 30e-3 for delivering shareholder reports.

ON BlackRock Balanced Allocation Portfolio

Ohio National Life Insurance Company

Comment 3. The fourth paragraph of the Principal Investment Strategies section refers to “equity securities”. Please clarify the geographic location of the issuers (U.S. or foreign) and indicate if there is a market capitalization requirement for the securities included in the Portfolio.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the fourth paragraph:

“The equity component may be invested in equity securities, including common stock, or securities or other instruments whose price is linked to the value of common stock. The issuers of the equity securities are primarily U.S. based. BlackRock expects to invest in securities within the market capitalization range of the Russell 1000 Index, but maintains flexibility to invest outside of that range.”

Comment 4. The last sentence of the fourth paragraph of the Principal Investment Strategies section refers to “instruments whose price is linked to the value of common stock”. Specify the kinds of derivatives that are linked to the value of common stock and how the linked derivatives are going to be used in the Portfolio (for example, speculating, hedging, etc.).

Response. The Portfolio does not invest in derivatives as a principal strategy and, therefore, the Registrant believes the language in response to Comment 3 is sufficient.

ON International Equity Portfolio

Comment 5. The first sentence of the first paragraph of the Principal Investment Strategies section refers to non-U.S. equity securities and equity-like instruments of companies that are components of, or have “characteristics similar” to, the companies included in the MSCI EAFE Index. Please clarify if this should be revised to state “characteristics substantially similar” and indicate the kinds of characteristics being referred to (for example, location, capitalization, etc.).

Response. The Registrant believes that the current disclosure is appropriate and respectfully declines to revise the language to state “characteristics substantially similar.” The kinds of characteristics being referred to are described in the index description for the MSCI EAFE Index provided in that section of the Statutory Prospectus entitled, “Index Descriptions.”

Comment 6. The Principal Investment Strategies section refers to the “MSCI EAFE Index (Net-USD).” Please describe the geographic location of the issuers included in the index and identify their market capitalizations.

Response. The Registrant has revised the description of the MSCI EAFE Index (Net-USD) in that section of the Statutory Prospectus entitled, “Index Descriptions” as follows:

“MSCI EAFE Index (Net-USD) — The MSCI EAFE Index (Net-USD) is a free-float-adjusted market capitalization weighted index that is designed to measure the equity market performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and

Canada. The index is available for a number of regions, market segments/sizes and covers approximately 85% of the free-float-adjusted market capitalization in each of the 21 countries. The returns for this index include the effects of reinvested dividends, net of taxes, and adjustment to U.S. Dollar denomination.”

ON Janus Henderson Forty Portfolio

Comment 7. The second paragraph of the Principal Investment Strategies section refers to “emerging market countries.” Please clarify how the sub-adviser defines emerging market countries.

Response.    The Portfolio does not invest in foreign securities of emerging market countries as a principal investment strategy.    The Registrant has revised the below language in the Principal Investment Strategies section in the second paragraph:

“There are no limitations on the countries in which the Portfolio may invest; therefore, the Portfolio may at times have significant foreign exposure.”

Comment 8. The third paragraph of the Principal Investment Strategies section states that the Portfolio, “may invest without limit in foreign equity securities.” Please clarify if the Portfolio will invest in any instruments to facilitate currency hedging, such as derivatives.

Response. The Registrant has added the below language to the Principal Investment Strategies section in the third paragraph:

“The Portfolio may invest without limit in foreign equity securities. The Portfolio has the ability to invest in instruments to hedge currency risk in the Portfolio, but does not currently intend to do so.”

ON Janus Henderson Venture Portfolio

Comment 9. The third paragraph of the Principal Investment Strategies section refers to “foreign equity securities.” Please clarify if they are invested in emerging markets and if so, add a corresponding risk factor.

Response. The Portfolio does not invest in foreign securities of emerging market countries as a principal investment strategy.

Comment 10. “Sector Risk” is identified as a risk in the Principal Risks section. There is no corresponding discussion in the Principal Investment Strategies section identifying any sector in which the Portfolio may concentrate. Please either add disclosure to the Principal Investment Strategies section or consider revising or deleting the risk.

Response. The Registrant added the below language to the Principal Investment Strategies section as the last sentence of the first paragraph:

“The Portfolio has the flexibility to have meaningful sector deviations from the primary benchmark, which may result from the portfolio managers’ bottom-up, fundamental process.”

ON Janus Henderson Enterprise Portfolio

Comment 11. The second paragraph of the Principal Investment Strategies section refers to investing in “70-90 companies that are considered by Janus to be strategically positioned for long-term growth.” Please explain in more detail how Janus determines a company is positioned for long-term growth.

Response. The Registrant added the below language to the Principal Investment Strategies section after the second paragraph:

“Janus’ research is focused on finding companies with a large addressable market and predictable and transparent revenue streams. Janus’ goal is to find industry leaders with sustainable and/or strengthening competitive advantage. Competitive advantages may result from barriers to entry, business scale, and strong management teams, among many other factors. This potentially leads to “smart growth” companies exhibiting sustainable growth and high return on invested capital potential versus momentum companies with less visible long-term drivers. Janus seeks businesses that prudently invest capital to emphasize longer-term value creation and fund high-quality growth.”

Comment 12. The Principal Investment Strategies section refers to the “Russell Midcap® Growth Index”. Please provide more details regarding the securities that are included in the index, such as the number of securities and the geographic location of the securities.

Response. The Registrant added the below language to the Principal Investment Strategies section after the second paragraph:

“As of December 31, 2018, the Russell Midcap® Growth Index included 403 equity issuers, primarily located in North America with less than 2% located in Europe or Asia Pacific.”

ON S&P 500® Index Portfolio

Comment 13. Clarify if the Portfolio is attempting to replicate the index or use representative sampling to track the index. If using representative sampling, indicate how many securities the Portfolio expects to hold.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio currently attempts to replicate the performance of the Index. However, Portfolio expenses reduce the Portfolio’s ability to exactly track the Index. There can be no assurance that the Portfolio’s investments will have the desired effect. The Portfolio may not always hold the same securities as the Index and therefore statistical sampling techniques may be used to attempt to track the returns of the Index. The Index’s stock weighting is by market capitalization (i.e. size). Rebalancing is set by the Index vendor, which tends to be quarterly. The Portfolio will attempt to hold approximately the same number of stocks as are in the Index.”

Comment 14. Please add a risk factor relating to passive investment risk. An example of this would be, “The Portfolio will only buy and sell securities to replicate the index. The Portfolio will not respond to changes in market price or other trends.”

Response. The Registrant has added a passive investment risk factor.

Comment 15. In the Principal Risks section, consider revising Sector Risk to discuss concentration risk. An example of this would be, “The Portfolio will concentrate to the extent the index concentrates.”

Response. The risk of concentrating in a sector is addressed in the Sector Risk disclosure. Accordingly, the Registrant believes that the Sector Risk disclosure is appropriate and respectfully declines to revise the risk.

ON Federated High Income Bond Portfolio

Comment 16. Please clarify whether the asset-backed securities the Portfolio is going to hold will be agency-backed or privately issued. Additionally, if the Portfolio is going to invest in privately issued asset-backed securities, please indicate what percentage of its net assets will be invested that way.

Response. The Portfolio does not invest in asset-backed securities as a principal investment strategy. The Registrant has revised the below language in the Principal Investment Strategies section in the first sentence of the third paragraph:

“Fixed income securities in which the Portfolio invests may include bonds, debentures, notes and zero-coupon securities.”

Comment 17. The first sentence of the third paragraph of the Principal Investment Strategies section lists several different types of securities. If any of these will be a principal investment, briefly identify the risk in the summary and discuss in greater detail in the statutory prospectus.

Response. Of the securities listed in the first sentence of the third paragraph of the Principal Investment Strategies section, the Registrant confirms that bonds, debentures, notes and zero-coupon securities would be considered principal investments of the Portfolio. The Registrant has reviewed the summary prospectus risk factors and related statutory prospectus disclosure for this

Portfolio and believes that the risks inherent to such investments are appropriately disclosed. In particular, the Registrant believes that the summary risk factors of Interest Rate Risk, Lower-Rated Debt Securities Risk, Credit Risk, Loan Interest Risk, Convertible Securities Risk, Call Risk and Prepayment Risk contain the appropriate disclosure. In addition, the Registrant believes that the statutory prospectus disclosures under “Certain Investments and Related Risks” regarding Convertible Securities, Debt Securities, Lower-Rated Debt Securities, Loans, and Zero-Coupon and Pay-in-kind Debt Securities provide sufficient detail regarding such principal investments.

Comment 18. The fourth paragraph of the Principal Investment Strategies section refers to “emerging market debt securities.” Please clarify how the sub-adviser determines what is an emerging market.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the fourth paragraph:

“The Portfolio may invest its assets, without limitation, in foreign securities, including those not publicly traded in the United States and emerging market debt securities, as defined by Bloomberg’s classification standards.”

Comment 19. Please clarify if Liquidity Risk is a principal risk of the Portfolio and should be added as a risk factor.

Response. The Registrant confirms that Liquidity Risk is a principal risk of the Portfolio and has added a corresponding risk factor.

ON BlackRock Advantage Large Cap Value Portfolio

Comment 20. Please clarify whether the Portfolio is going to invest in common stocks of domestic or foreign companies.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the first sentence of the first paragraph:

“The Portfolio invests primarily in common stocks of publicly traded U.S. large capitalization value companies.”

Comment 21. The second paragraph of the Principal Investment Strategies section refers to the Portfolio “seeking to control incremental risk.” Please explain how the Portfolio will control incremental risk.

Response. The Registrant has deleted the phrase “while seeking to control incremental risk” in the second paragraph of the Principal Investment Strategies section.

Comment 22. In the same paragraph, there is a reference to mispriced securities. Please elaborate on how BlackRock will identify mis-priced securities.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the second paragraph:

“BlackRock seeks to pursue the Portfolio’s investment objective by investing in large capitalization securities in a disciplined manner, by using return forecast models that incorporate quantitative analysis. These proprietary forecast models are designed to identify aspects of mispricing across stocks that the Portfolio can seek by over-and under-weighting particular equities.”

ON Nasdaq-100® Index Portfolio

Comment 23. The second paragraph in the Principal Investment Strategies section suggests that the Portfolio will use representative sampling. Please confirm if this is true.

Response. The Registrant added the below language to the Principal Investment Strategies section after the second paragraph and has added a passive investment risk factor.

“The Portfolio currently attempts to replicate the performance of the Index. However, Portfolio expenses reduce the Portfolio’s ability to exactly track the Index. There can be no assurance that the Portfolio’s investments will have the desired effect. The Portfolio may not always hold the same securities as the Index and therefore statistical sampling techniques may be used to attempt to track the returns of the Index. The Index’s stock weighting is by market capitalization (i.e. size). Rebalancing is set by the Index vendor, which tends to be quarterly. The Portfolio will attempt to hold approximately the same number of stocks as are in the Index.”

ON BlackRock Advantage Large Cap Core Portfolio

Comment 24. The first paragraph in the Principal Investment Strategies section refers to the “1,000 largest publicly traded U.S. companies in terms of market capitalization.” Please add a reference to a third party index or provide a range of capitalization for these companies.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the first paragraph:

“Under normal circumstances, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in common stocks of the 1,000 largest publicly traded U.S. companies. As of December 31, 2018, those companies had market capitalizations ranging between $2.4 billion and $1.25 trillion.”

ON S&P MidCap 400® Index Portfolio

Comment 25. Please clarify whether the Portfolio will replicate or sample the component securities in the index.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio currently attempts to replicate the performance of the Index. However, Portfolio expenses reduce the Portfolio’s ability to exactly track the Index. There can be no assurance that the Portfolio’s investments will have the desired effect. The Portfolio may not always hold the same securities as the Index and therefore statistical sampling techniques may be used to attempt to track the returns of the Index. The Index’s stock weighting is by market capitalization (i.e. size). Rebalancing is set by the Index vendor, which tends to be quarterly. The Portfolio will attempt to hold approximately the same number of stocks as are in the Index.”

Comment 26. Please add a risk factor relating to passive investment risk. An example of this would be “The Portfolio will only buy and sell securities to replicate the index. The Portfolio will not respond to changes in market price or other trends.”

Response. The Registrant has added a passive investment risk factor.

Comment 27. In the Principal Risks section, consider revising Sector Risk to discuss concentration risk. An example of this would be “The Portfolio will concentrate to the extent the index concentrates.”

Response. The risk of concentrating in a sector is addressed in the Sector Risk disclosure. Accordingly, the Registrant believes that the Sector Risk disclosure is appropriate and respectfully declines to revise the risk.

ON BlackRock Advantage Large Cap Growth Portfolio

Comment 28. Clarify if the Portfolio invests in common stock of U.S. growth companies.

Response. The Registrant has revised the below language in the Principal Investment Strategies section in the first sentence of the first paragraph:

“The Portfolio invests primarily in common stocks of large capitalization U.S. growth companies.”

Comment 29. In the Principal Risks Section, consider revising Sector Risk to discuss concentration risk.

Response. The Portfolio does not concentrate in any particular sector as a principal investment strategy. The Registrant has deleted the Sector Risk disclosure.

Comment 30. Please clarify why Foreign Investments Risk is identified as a principal risk when Russell 1000® Growth Index is an index of U.S. issuers.

Response. The Portfolio does not invest in foreign securities as a principal investment strategy. The Registrant has deleted the Foreign Investment Risk disclosure.

ON Risk Managed Balanced Portfolio

Comment 31. The second paragraph of the Principal Investment Strategies section refers to investing in “fixed income securities without limitation as to liquidity, maturity and duration.” Clarify if the Portfolio may invest in fixed-income securities of any credit qualities.

Response. The Registrant revised the below language in the Principal Investment Strategies section in the last sentence of the second paragraph:

“The Portfolio may invest in fixed-income securities without limitation as to liquidity, maturity, duration and credit quality.”

Prospectus

Comment 32. The first paragraph in the Loans section, identified as a principal strategy for the ON Federated High Income Bond Portfolio, states that, “transactions in loan instruments may take longer than seven days to settle.” Briefly explain how the Portfolio will cover redemptions if loan instruments take longer than seven days to settle (for example, by covering redemptions in cash or borrowing).

Response. The Registrant added the below language in the Loans section in the first paragraph:

“In the event any loan instruments take longer than seven days to settle, it is anticipated that such redemptions would be covered with other liquid assets in a Portfolio, with such redemptions typically to be covered by cash holdings. Liquid high yield bonds may also be utilized if necessary.”

Comment 33. In the same section, add language that loan instruments may not be considered securities and therefore may not be afforded the protections of the securities laws.

Response. The Registrant has made the requested change.

Comment 34. In the Restricted and Illiquid Securities section, please confirm that the ON Federated High Income Bond Portfolio will not invest more than 15% of its net assets in restricted or illiquid investments.

Response. The Registrant has made the requested change.

Fund of Funds Prospectus

ON Conservative Model Portfolio

Comment 35. In the second footnote to the Annual Fund Operating Expenses table, it states that the Fee Waiver Agreement will continue through April 30, 2020. A fee waiver can only be disclosed if the arrangement remains in place for one year from the effective date of the prospectus. Accordingly, please revise the disclosure to extend the termination date, if applicable, or delete the disclosure.

Response. The Prospectus, like the current Fee Waiver Agreement, is effective May 1, 2019 through April 30, 2020. Therefore, no revisions to the Fee Waiver Agreement disclosure are needed at this time. The Registrant will revise the disclosure regarding the Fee Waiver Agreement in its next annual update as necessary.

Comment 36. In the second footnote to the Annual Fund Operating Expenses table where it discusses reimbursing the Adviser, please revise to state that reimbursement of waived fees or reimbursed expenses is permitted only if such reimbursement can be achieved without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed, or the Portfolio’s current net expense ratio.

Response. The Registrant has added the language below in the second footnote to the Fee Table:

“Under the Fee Waiver Agreement, the Adviser is entitled to reimbursement of the excess expense payments paid by it in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of: (a) the net expense ratio in effect at the time of the expense payment; or (b) the current net expense ratio.”

Comment 37. Foreign securities are not identified as a principal investment strategy but Foreign Investments Risk is included as a principal risk. Either add foreign securities as a principal investment strategy or delete the Foreign Investments Risk disclosure.

Response. The Portfolio does not invest in foreign securities as a principal investment strategy. The Registrant has deleted the Foreign Investments Risk disclosure.

Comment 38. The Principal Investment Strategies section indicates that the Portfolio invests in “international equities”. Please clarify which countries or regions are included in “international” and whether any of them are emerging markets.

Response. The Portfolio does not invest in international equities as a principal investment strategy.

ON Moderately Conservative Model Portfolio

Comment 39. In the second footnote to the Annual Fund Operating Expenses table, it states that the Fee Waiver Agreement will continue through April 30, 2020. A fee waiver can only be disclosed if the arrangement remains in place for one year from the effective date of the prospectus. Accordingly, please revise the disclosure to extend the termination date, if applicable, or delete the disclosure.

Response. The Prospectus, like the current Fee Waiver Agreement, is effective May 1, 2019 through April 30, 2020. Therefore, no revisions to the Fee Waiver Agreement disclosure are needed at this time. The Registrant will revise the disclosure regarding the Fee Waiver Agreement in its next annual update as necessary.

Comment 40. In the second footnote to the Annual Fund Operating Expenses table where it discusses reimbursing the Adviser, please revise to state that reimbursement of waived fees or reimbursed expenses is permitted only if such reimbursement can be achieved without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed, or the Portfolio’s current net expense ratio.

Response. The Registrant has added the language below in the second footnote to the Fee Table:

“Under the Fee Waiver Agreement, the Adviser is entitled to reimbursement of the excess expense payments paid by it in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of: (a) the net expense ratio in effect at the time of the expense payment; or (b) the current net expense ratio.”

Comment 41. The Principal Investment Strategies section indicates that the Portfolio invests in “international equities”. Please clarify which countries or regions are included in “international” and whether any of them are emerging markets.

Response. The Portfolio does not invest in international equities from emerging market countries. The Registrant has added the following language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio has no geographic limits on where it may invest. This flexibility allows the portfolio managers to look for underlying funds that invest in markets around the world.”

ON Balanced Model Portfolio

Comment 42. In the second footnote to the Annual Fund Operating Expenses table, it states that the Fee Waiver Agreement will continue through April 30, 2020. A fee waiver can only be disclosed if the arrangement remains in place for one year from the effective date of the prospectus. Accordingly, please revise the disclosure to extend the termination date, if applicable, or delete the disclosure.

Response. The Prospectus, like the current Fee Waiver Agreement, is effective May 1, 2019 through April 30, 2020. Therefore, no revisions to the Fee Waiver Agreement disclosure are needed at this time. The Registrant will revise the disclosure regarding the Fee Waiver Agreement in its next annual update as necessary.

Comment 43. In the second footnote to the Annual Fund Operating Expenses table where it discusses reimbursing the Adviser, please revise to state that reimbursement of waived fees or reimbursed expenses is permitted only if such reimbursement can be achieved without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed, or the Portfolio’s current net expense ratio.

Response. The Registrant has added the language below in the second footnote to the Fee Table:

“Under the Fee Waiver Agreement, the Adviser is entitled to reimbursement of the excess expense payments paid by it in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of: (a) the net expense ratio in effect at the time of the expense payment; or (b) the current net expense ratio.”

Comment 44. The Principal Investment Strategies section indicates that the Portfolio invests in “international equities”. Please clarify which countries or regions are included in “international” and whether any of them are emerging markets.

Response. The Portfolio does not invest in international equities from emerging market countries. The Registrant has added the following language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio has no geographic limits on where it may invest. This flexibility allows the portfolio managers to look for underlying funds that invest in markets around the world.”

ON Moderate Growth Model Portfolio

Comment 45. In the second footnote to the Annual Fund Operating Expenses table, it states that the Fee Waiver Agreement will continue through April 30, 2020. A fee waiver can only be disclosed if the arrangement remains in place for one year from the effective date of the prospectus. Accordingly, please revise the disclosure to extend the termination date, if applicable, or delete the disclosure.

Response. The Prospectus, like the current Fee Waiver Agreement, is effective May 1, 2019 through April 30, 2020. Therefore, no revisions to the Fee Waiver Agreement disclosure are needed at this time. The Registrant will revise the disclosure regarding the Fee Waiver Agreement in its next annual update as necessary.

Comment 46. In the second footnote to the Annual Fund Operating Expenses table where it discusses reimbursing the Adviser, please revise to state that reimbursement of waived fees or reimbursed expenses is permitted only if such reimbursement can be achieved without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed, or the Portfolio’s current net expense ratio.

Response. The Registrant has added the language below in the second footnote to the Fee Table:

“Under the Fee Waiver Agreement, the Adviser is entitled to reimbursement of the excess expense payments paid by it in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of: (a) the net expense ratio in effect at the time of the expense payment; or (b) the current net expense ratio.”

Comment 47. The Principal Investment Strategies section indicates that the Portfolio invests in “international equities”. Please clarify which countries or regions are included in “international” and whether any of them are emerging markets.

Response. The Portfolio does not invest in international equities from emerging market countries. The Registrant has added the following language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio has no geographic limits on where it may invest. This flexibility allows the portfolio managers to look for underlying funds that invest in markets around the world.”

ON Growth Model Portfolio

Comment 48. In the second footnote to the Annual Fund Operating Expenses table, it states that the Fee Waiver Agreement will continue through April 30, 2020. A fee waiver can only be disclosed if the arrangement remains in place for one year from the effective date of the prospectus. Accordingly, please revise the disclosure to extend the termination date, if applicable, or delete the disclosure.

Response. The Prospectus, like the current Fee Waiver Agreement, is effective May 1, 2019 through April 30, 2020. Therefore, no revisions to the Fee Waiver Agreement disclosure are needed at this time. The Registrant will revise the disclosure regarding the Fee Waiver Agreement in its next annual update as necessary.

Comment 49. In the second footnote to the Annual Fund Operating Expenses table where it discusses reimbursing the Adviser, please revise to state that reimbursement of waived fees or reimbursed expenses is permitted only if such reimbursement can be achieved without exceeding the net expense ratio in place at the time such amounts were waived or reimbursed, or the Portfolio’s current net expense ratio.

Response. The Registrant has added the language below in the second footnote to the Fee Table:

“Under the Fee Waiver Agreement, the Adviser is entitled to reimbursement of the excess expense payments paid by it in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the lesser of: (a) the net expense ratio in effect at the time of the expense payment; or (b) the current net expense ratio.”

Comment 50. The Principal Investment Strategies section indicates that the Portfolio invests in “international equities”. Please clarify which countries or regions are included in “international” and whether any of them are emerging markets.

Response. The Portfolio does not invest in international equities from emerging market countries. The Registrant has added the following language in the Principal Investment Strategies section in the second paragraph:

“The Portfolio has no geographic limits on where it may invest. This flexibility allows the portfolio managers to look for underlying funds that invest in markets around the world.”

Statement of Additional Information (“SAI”)

Comment 51. The Loans section refers to floating rate loans. Consider whether the expected discontinuance of LIBOR is a principal risk to the Fund.

Response. The Registrant is in the process of transitioning from the use of LIBOR, accordingly, the discontinuance of LIBOR is not a principal risk to the Fund.

*        *         *        *        *

If you have any questions or additional comments, please call Angela Fontanini at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel